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                          January 26, 2023

       Maurice Zauderer, Ph.D.
       President and Chief Executive Officer
       Vaccinex, Inc.
       1895 Mount Hope Avenue
       Rochester, NY

                                                        Re: Vaccinex, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 24,
2023
                                                            File No. 333-269385

       Dear Maurice Zauderer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William Intner, Esq.